Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is being made solely by the Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Notice of Offer to Purchase for Cash
All Outstanding Common Shares
of
BERGER HOLDINGS, LTD.
at
$3.90 Net Per Share
by
AMERIMAX PENNSYLVANIA, INC.
an indirect wholly owned subsidiary of
EURAMAX INTERNATIONAL, INC.

        Amerimax Pennsylvania, Inc., a Pennsylvania corporation ("Purchaser") and an indirect wholly owned subsidiary of Euramax International, Inc. ("Parent"), a Delaware corporation, is offering to purchase (1) all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), and (2) the associated rights to purchase shares of junior participating preferred stock of the Company (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of August 21, 1998, as amended, by and between the Company and Oxford Transfer & Registrar, as Rights Agent, at a price of $3.90 per Share, in cash net to the seller, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, NOVEMBER 17, 2003, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn immediately prior to the expiration of the Offer or otherwise acquired by Parent or any of its affiliates a number of Shares representing at least 80% of the Fully Diluted Shares (as defined in the Offer to Purchase, which definition excludes options for which exercisability has been suspended or for which, under the Tender and Option Agreement, dated as of October 10, 2003 among Parent, Purchaser, the Company and the shareholders listed therein, Parent has a valid Purchase Option (as defined therein) which has not been disputed) (the "Minimum Condition"). See Sections 1 and 15 of the Offer to Purchase.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 10, 2003 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement and the Pennsylvania Business Corporation Law of 1988 (the "PBCL"), as promptly as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger. At the effective time of the Merger (the "Effective Time"), each Share then outstanding, other than Shares held by (A) the Company or any of its subsidiaries, (B) Parent or Purchaser or any of their subsidiaries and (C) holders of Shares who properly perfect their dissenters' rights under the PBCL, if applicable, will be converted into the right to receive $3.90 net to Seller in cash, without interest thereon. The Merger Agreement is more fully described in Section 12 of the Offer to Purchase.

        The Board of Directors of the Company unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the Offer and the Merger are fair to, advisable and in the best interests of, the Company's shareholders and (iii) recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer.

        Simultaneously with the execution and delivery of the Merger Agreement, Parent, Purchaser, the Company and specified shareholders (the "Specified Shareholders"), entered into a Tender and Option Agreement dated as of October 10, 2003 (the "Tender and Option Agreement"). The Tender and Option Agreement relates to the 1,121,544 Shares owned by the Specified Shareholders, as well as 1,951,500 of Shares subject to Options (as defined in the Offer to Purchase), all of which are presently exercisable. The issued and outstanding Shares subject to the Tender and Option Agreement currently represent approximately 21% of the Fully Diluted Shares. Each Specified Shareholder also granted to Parent and Purchaser an irrevocable option to purchase for cash, under certain circumstances, any or all of their Shares (including Shares acquired after the date of the Tender and Option Agreement) at a price per Share equal to $3.90. If requested by Parent and Purchaser and only if necessary and sufficient to achieve the Minimum Condition (together with other similarly placed Specified Shareholders), each Specified Shareholder will exercise all Options (to the extent exercisable) and other rights (including conversion or exchange rights) beneficially owned by such Specified Shareholder and will sell the Shares acquired pursuant to such exercise to Parent or Purchaser as provided in the Tender and Option Agreement. The issued and outstanding Shares, together with Shares relating to presently exercisable Options subject to the Tender and Option Agreement, represent approximately 43% of the Fully Diluted Shares (after giving effect to the exercise of the 1,951,500 Options). Pursuant to the Tender and Option Agreement, each Specified Shareholder has agreed, among other things, to tender in the Offer, and not withdraw therefrom, the Shares owned by such Specified Shareholders, as well as any other Shares acquired prior to the expiration of the Offer including pursuant to the exercise of Options. The Tender and Option Agreement is more fully described in Section 12 of the Offer to Purchase.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn, if, as and when Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for

Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect thereto), (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if delivery of the certificates and other required documents occur at different times.

        Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

        The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Monday, November 17, 2003, unless and until Purchaser (in accordance with the terms of the Merger Agreement) shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

        Subject to the limitations set forth in the Merger Agreement and applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to (a) extend the period of time during which the Offer is open and thereby delay acceptance for payment of and the payment for any Shares by giving oral or written notice of such extension to the Depositary and (b) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. Any extension, delay, waiver, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        Except as otherwise provided in the Offer to Purchase, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Shares may also be withdrawn at any time after December 18, 2003. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to shareholders. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares whose names appear on the shareholder lists, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at the address and telephone number set forth below, and copies will be furnished promptly at Purchaser's expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person other than the Information Agent for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, NY 10005

Banks and Brokerage Firms Please Call: (212) 269-5550
All Others Call Toll Free: (800) 431-9643

October 20, 2003